Exhibit 99.1

The Hague, November 8, 2007

Alex Wynaendts to succeed Don Shepard as chairman of the Executive Board of AEGON N.V.

The Supervisory Board of AEGON N.V. announces the appointment of Alexander R. Wynaendts to succeed Donald J. Shepard as Chairman of the Executive Board, effective April 23, 2008, in the year Mr. Shepard will reach AEGON’s retirement age.

Alex Wynaendts, aged 47 and a Dutch national, has been a member of AEGON’s Executive Board since 2003 and currently serves as Chief Operating Officer. He is a member of the Boards of AEGON’s main country units in the United States, the Netherlands and the United Kingdom. In addition, Mr. Wynaendts is responsible for implementing AEGON’s international expansion strategy.

AEGON’s Supervisory Board Chairman Dudley Eustace stated: “Under the leadership of Don Shepard, AEGON has strengthened its financial position, expanded into new growth markets, and is in a solid position for future growth. Don has led AEGON through challenging market conditions and leaves the company with a strong balance sheet and healthy cash flows. We are grateful to Don for his many contributions to the growth of our business during his 37 years of service.

“Following a thorough selection process, we have identified Alex Wynaendts as the right person at the right time to lead AEGON into its next stage of growth”, said Mr. Eustace. “Alex has a strong financial background and a broad international perspective that is essential to managing our business successfully in the coming years.”

Don Shepard stated: “I want to thank my colleagues and the many quality people behind our businesses who have made my years with AEGON so rewarding. I have every confidence that Alex Wynaendts is the ideal choice to lead AEGON forward.”

Biography

ALEXANDER R. WYNAENDTS

Chief Operating Officer, AEGON N.V.

Appointed Chairman of the Executive Board, AEGON N.V. (effective April 23, 2008)

Age: 47; Nationality: Dutch

Marital status: Married, two children

Alex Wynaendts has spent nearly 25 years in international finance and insurance. Educated in France, he began his career with ABN AMRO bank in 1984, working in the bank’s private banking and investment banking operations in both Amsterdam and London.

In August 1997, Mr. Wynaendts joined AEGON as Senior Vice-President for Group Business Development, and a year later assumed responsibility for the department as Executive Vice-President. Subsequently, he was appointed a Board member of AEGON Hungary and a Board member of AEGON UK, where he has worked closely with management in restructuring the business. In 2003, Mr. Wynaendts joined the Group’s Executive Board. He also serves on the boards of AEGON USA and AEGON The Netherlands, in addition to the boards of several AEGON subsidiaries and joint venture companies.

Mr. Wynaendts has been responsible for strengthening AEGON’s global position as a leading provider of life insurance, pensions and investment products. In particular, he has led the expansion of AEGON into new markets in Asia such as China, India, and Japan, as well as into the fast-developing region of Central and Eastern Europe. In April 2007, Mr. Wynaendts was appointed AEGON’s Chief Operating Officer.

A career in international finance and insurance:

1984-1992:	Worked in capital markets, international asset management and private banking divisions at ABN AMRO in Amsterdam.
1992-1997:	Held various positions with ABN AMRO in London, including in equity capital markets and corporate finance.
1997:	Joined AEGON as Senior Vice-President, Group Business Development.
1998:	Promoted to Executive Vice-President, Group Business Development.
2003:	Joined AEGON’s Executive Board.
2007:	Appointed AEGON’s Chief Operating Officer.

Board memberships include:

AEGON USA	(United States)
AEGON The Netherlands	(The Netherlands)
AEGON UK	(United Kingdom)
AEGON Spain	(Spain)
AEGON-CNOOC	(China)
La Mondiale Participations	(France)

Alex is also a member of the Board of Directors and Treasurer of the Friends of the Mauritshuis Museum in The Hague.

Education:

Ecole Supérieure d’Electricité, Paris, France, degree in electrical engineering (1984).

University of the Sorbonne, Paris, France, degree in economics (1983).

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward-looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com